Exhibit 99.1

ASX Release

SYDNEY, 16 September 2016, ASX: MKB

MOKO REPORTS STRONG GROWTH IN REC*IT TAKE-UP

Highlights

☐	REC*IT reaches 823,000+ first launches
☐	REC*IT in US iTunes Top 20 free sports apps downloads

MOKO Social Media Limited (MOKO) today reported strong growth in its flagship sports management app, REC*IT. REC*IT has now reached 823,000+ total first launches, with more than 63,000 new users added in the past two weeks to September 14.*

REC*IT has also been in the US iTunes top 20 free sports app category regularly in the past two weeks.

MOKO CEO Shripal Shah said, “The rapid take-up of REC*IT confirms that it is the app of choice for US college students engaged in sport.

“The growth in first launches indicates that REC*IT is not just a tool but a necessity for engaging in intramural sports.

“These results underpin our strategy of leveraging our exclusive foothold in the student market to attract brands, businesses and advertisers.”

REC*IT performed strongly in the crucial period at the start of the US college academic year, adding 63,308 first launches in the two weeks to September 14 to reach a total of 823,492.*

The result was a 43% increase on the 44,144 first launches in the previous corresponding fortnight in 2015*.

Mr Shah said it was particularly pleasing that the growth had occurred without any paid marketing campaigns.

“Increasing user acquisition of REC*IT is a key value driver for this asset and we are pleased with this rapid improvement.”

Mr Shah said the attraction of the US student market was increasingly being recognized in the marketplace.

A recent article on Forbes.com discussed the student market and referenced REC*IT’s leading position in it. http://www.forbes.com/small-sports-are-big-business/

“MOKO now has a critical mass of users and is at the next stage of its development involving extending its product range, entrenching its position and moving to monetization.”

*Source: Adobe Analytics/Omniture Sept 14, 2016.

For more information contact Vaughan Partners

Suzie Batten +61 419 546 104  sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO provides innovative apps and content for US college and high school sports communities to engage and interact. With a presence at over 1,250 colleges and more than 3,400 high schools, MOKO occupies a market-leading position in sports management and recreation center administration. MOKO accesses the market through exclusive agreements with the largest student sports data providers in the US.

MOKO’s products include the award-winning college sports management app REC*IT, campus fitness app REC*IT FITNESS, custom “white label” rec center app REC*IT Plus and high school sports management app BigTeams powered by REC*IT. MOKO is continually updating and enhancing its products to meet the needs of the student sport community.

The US student market is highly desired by advertisers and MOKO’s revenue strategy combines subscriptions, advertising, partnerships and promotion.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward--Looking Statements

This press release contains information that may constitute forward--looking statements and uses forward--looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward--looking statement due to its inherent risk and uncertainties, both general and specific.

Although we believe the assumptions on which the forward--looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward--looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward--looking information in the future. Therefore, this forward--looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward--looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.